DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

May 26, 2009

Securities and Exchange Commission
100 F Street, NE
Mail Stop 3010CF/AD8
ATTN:  Tom Kluck and Erin Martin
Washington, DC 20549

Re:	Cornerstone Core Properties REIT, Inc.
Pre-Effective Amendment No. 2 to Form S-11
Commission File No. 333-155640

Dear Mr. Kluck and Ms. Martin:

On behalf of the Cornerstone Core Properties REIT, Inc. (the “registrant”), we are submitting this correspondence to inform the staff of verbal comments to the above-referenced filing received by the registrant from the Corporate Financing Department of the Financial Industry Regulatory Authority (“FINRA”).  The relevant comment and the registrant’s proposed revisions to the prospectus contained in the above-referenced filing are set forth below.  We respectfully request permission to include the revisions requested by FINRA in the registrant’s final 424(b)(3) prospectus to be filed upon effectiveness of the above-referenced filing.

For your convenience, we have summarized the verbal comment received from FINRA that would require revisions to the registrant’s prospectus, followed by the proposed revisions.  The marks in the responses highlight the changes between the proposed revisions and the original language as filed in pre-effective amendment no. 2.

Comment: Delete all disclosure in the Management Compensation table and elsewhere in the Registration Statement regarding expected average sales commissions.

Response: The registrant proposes to revise the relevant portions of the Management Compensation table on page 45 of the prospectus as follows:

Type of Compensation	Determination of Amount	Amounts Paid or Reimbursed from Inception to March 31, 2009 (1)	Estimated Amount for Maximum Offering (77,350,000 shares) (2)
	Offering Stage

Sales Commissions(3)	Up to 7% of gross proceeds in the primary offering. ~~Sales commissions payable to our dealer manager in connection with this offering are expected to average 5.7% of total gross offering proceeds. Sales commissions will range between zero and 7% on individual sales.~~ Some or all of the sales commissions may be re-allowed to participating brokers.	$10,660,000	Up to $31,500,000

Dealer Manager Fee(3)	Up to 3% of gross proceeds from the primary offering. ~~These fees will range between zero and 3% of gross proceeds on individual sales of shares in our primary offering.~~ Some or all of the dealer manager fees may be re-allowed to participating brokers.	$4,678,000	Up to $13,500,000

May 26, 2009
Page Two

In addition the registrant proposes to revise the use of proceeds disclosure on pages 36-37 of the prospectus as follows to account separately for commissions (as well as other fees and expenses) payable in connection with the primary offering from expenses payable in connection with the distribution reinvestment plan:

ESTIMATED USE OF PROCEEDS

The following table estimates the use of the proceeds raised in this offering assuming that we sell the offering midpoint of 38,675~~0~~,000 shares and the maximum of 77,350,000 shares of our common stock. Many of the figures set forth below represent management’s best estimate since they cannot be precisely calculated at this time. Based on our estimate of the number of shares we sell in this offering through various distribution channels, we estimate that approximately 90.3~~2~~% of our gross offering proceeds will be used for new investment and to retire existing debt financing if the maximum offering amount is raised (86.8% with respect to gross proceeds from our primary offering and 99.9% with respect to gross proceeds from our distribution reinvestment plan), while the remainder will be used to pay sales commissions, dealer manager fees, other organization and offering expenses and acquisition fees on our real estate investments.  The amount available for investment will be less to the extent we use proceeds from our distribution reinvestment plan to fund redemptions under our stock repurchase program.

Until we generate sufficient cash flows from operations to fully fund the payment of distributions, we have and will continue to pay some or all of our distributions from other sources, including offering proceeds, in anticipation of future operating cash flow.  Until cash flows from operations are sufficient to fund such distribution payments, if ever, we will have used less than 90.3~~2~~% of the gross proceeds in this offering to retire existing debt and for investment in real estate (including capitalized tenant improvements and leasing concessions and the payment of acquisition expenses).

	Maximum - 77,350,000 Shares
	Primary Offering 56,250,000 Shares		Distribution Reinvestment Plan 21,100,000 Shares
	Amount	Percent	Amount	Percent
Gross Offering Proceeds	$450,000,000	100.0%	$160,360,000	100.0%
Sales commissions(1)	31,500,000	7.0%	—	0.0%
Dealer Manager Fees(1)	13,500,000	3.0%	—	0.0%
Organization and Offering Expenses(2)(3)	5,341,000	1.2%	125,000	0.1%
Acquisition Fees(4)(5)	9,000,000	2.0%	—	0.0%
Working capital reserves(6)	—	0.0%	—	0.0%
	390,659,000	86.8%	160,235,000	99.9%
Retirement of existing debt financing	45,582,000	10.1%	—	0.0%
Amount Available for Investment, including capitalized tenant improvements and leasing concessions and the payment of acquisition expenses(7)	$345,077,000	76.7%	$160,235,000	99.9%

	Midpoint - 38,675,000 Shares
	Primary Offering 28,125,000 Shares		Distribution Reinvestment Plan 10,550,000 Shares
	Amount	Percent	Amount	Percent
Gross Offering Proceeds	$225,000,000	100.0%	$80,180,000	100.0%
Sales commissions(1)	15,750,000	7.0%	—	0.0%
Dealer Manager Fees(1)	6,750,000	3.0%	—	0.0%
Organization and Offering Expenses(2)(3)	4,827,000	2.1%	75,000	0.1%
Acquisition Fees(4)(5)	4,500,000	2.0%	—	0.0%
Working capital reserves(6)	—	0.0%	—	0.0%
	193,173,000	85.9%	80,105,000	99.9%
Retirement of existing debt financing	45,582,000	20.3%	—	0.0%
Amount Available for Investment, including capitalized tenant improvements and leasing concessions and the payment of acquisition expenses(7)	$147,591,000	65.6%	$80,105,000	99.9%
_______________________
(1)
For the midpoint and maximum offering of stock sold in our primary offering, includes sales commissions up to 7% of aggregate gross offering proceeds and a dealer manager fee up to 3% of aggregate offering proceeds. For the midpoint and maximum offering, stock sold through our distribution reinvestment plan includes no sales commissions and no dealer manager fee. See “Plan of Distribution.”

May 26, 2009
Page Three

(2)
Organization and offering expenses consist of all actual expenses (other than sales commissions and the dealer manager fee) ~~to be paid~~ incurred by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder, and other accountable offering expenses, including, but not limited to: (i) amounts to reimburse our advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our advisor and its affiliates in connection with registering and marketing our shares; (ii) technology costs associated with the offering of our shares; (iii) issuer’s costs of conducting our training and education meetings; (iv) issuer’s costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide invoiced due diligence expenses.  At times during our offering stage, the amount of organization and offering expenses that we incur, or that our advisor and its affiliates incur on our behalf, may exceed 3.5% of the gross offering proceeds then raised, but our advisor has agreed to reimburse us to the extent that our organization and offering expenses exceed 3.5% of aggregate gross offering proceeds at the conclusion of our offering. Organization and offering expenses include only actual expenses incurred in connection with the offering.

(3)
Our advisor has agreed to reimburse us to the extent all of our offering expenses, including sales commissions, dealer manager fees, and organization and offering expenses (but excluding acquisition fees and acquisition expenses) incurred by us exceeds 13.5% of the gross offering proceeds, or if the aggregate of all organization and offering expenses, excluding sales commission and the dealer manager fees, exceeds 3.5% of gross proceeds from our primary offering. In no event will the maximum compensation to be paid to broker dealers of 10% (excluding bona fide invoiced due diligence expenses), along with organizational and offering expenses, exceed 13.5% of the gross offering proceeds.

(4)
We will pay our advisor an acquisition fee equal to 2% of gross proceeds from our primary offering upon receipt of the offering proceeds rather than at the time a property is acquired. The acquisition fee paid to advisor will be expensed as incurred in accordance with Statement of Financial Accounting Standards No. 141(R), Business Combinations, which became effective January 1, 2009.

(5)	In addition to this acquisition fee, we may also incur customary advisor and third-party acquisition expenses in connection with the acquisition (or attempted acquisition) of a property.

(6)
Because we will be purchasing properties without permanent financing, we expect that our cash flow from operations will be sufficient for capital expenditures, maintenance and repairs. However, to the extent that our cash flow from operations is insufficient for such purposes, we may establish reserves from gross offering proceeds or out of non-liquidating net sale proceeds.

(7)
The amount available for investment will include customary advisor and third-party acquisition expenses such as legal fees and expenses, costs of appraisals, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the acquisition of real estate and reserves for capital improvements, tenant improvements and maintenance and repairs of properties. Up to 100% of the net proceeds from sales under our distribution reinvestment plan may be used to repurchase shares of our stock. See “Description of Stock—Stock Repurchase Program.”

Until used in connection with real estate investments, substantially all of the net proceeds of the offering may be invested in short-term, highly liquid investments including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors.

The registrant would also make any necessary conforming edits to reflect these revisions.

The registrant acknowledges that: (i) the registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filings and in response to its comments to our filings.

May 26, 2009
Page Four

Thank you for your attention to this matter.  Please contact me with any comments that you may have.

Very truly yours,

Robert H. Bergdolt
Partner